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                        [Simpson & Company Letterhead]

November 11, 1996

Sun Capital Bancorp
60 South 100 East
St. George, Utah  84770
                                                                   EXHIBIT 8.2
Attn:  John W. Allen

Dear Sirs:

You have requested our opinion as to the federal income tax consequences of a proposed transaction involving a merger of Sun Capital Bancorp (Sun Capital) with and into U.S. Bancorp (Bancorp) [hereinafter referred to simply as the Merger]. More specifically, you have requested our opinion as to the federal income tax consequences to Bancorp, Sun Capital and to those Sun Capital shareholders who participate in the Merger and who receive Bancorp common stock in exchange for the Sun Capital common stock surrendered in exchange therefor.

As more fully described below, it is our opinion that for federal income tax purposes, Sun Capital and Bancorp will each recognize no gain or loss in connection with the Merger. Moreover, the shareholders of Sun Capital will recognize no gain or loss in connection with their exchange of Sun Capital shares for Bancorp shares. Our opinion is based upon the facts which have been provided to us. In rendering this opinion, we have (with your permission) reviewed and relied upon (a) the Agreement and Plan of Merger between Sun Capital and Bancorp dated as of September 24, 1996 (the Agreement) as well as the accompanying schedules thereto; and (b) certain assumptions which we have deemed necessary and essential to our opinion and which are contained herein. Any material variation or difference in the facts or assumptions as stated or incorporated in the material just referred to might affect our conclusions.

What follows is a summary of the essential facts relating to the transaction which our opinion covers.

ESSENTIAL FACTS

Sun Capital is a Utah corporation engaged in the business of being a bank holding company. Bancorp is an Oregon corporation which is likewise engaged in the business of being a bank holding company. Bancorp has several banking subsidiaries. Sun Capital has only common stock outstanding and its only subsidiary is Sun Capital Bank, a Utah commercial bank. For valid business reasons including, inter alia, business synergies, Sun Capital and Bancorp intent to effectuate a business combination in the following manner:

    In accordance with the Agreement, Sun Capital will merge with and into Bancorp in accordance with Oregon corporate merger laws. Each share of Sun Capital common stock issued and outstanding immediately prior to the "Effective Time" as that term is defined in Article 1.2 of the Agreement (other than dissenting shares and certain other shares specified in Article 1.4 of the Agreement) will be converted into the right to receive .95 share of $5.00 par value Bancorp common stock. Cash will be paid by Bancorp to exchanging Sun Capital shareholders in lieu of issuing fractional shares of Bancorp.

Bancorp will survive the Merger. Any Sun Capital shareholder who objects to the Merger and who perfects his or her appraisal rights under Oregon law will be entitled to consideration in accordance with such laws rather than have his or her shares converted in accordance with the Agreement.
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ESSENTIAL ASSUMPTIONS

1. Bancorp has no plan or intention to sell or otherwise dispose of the stock of Sun Capital Bank.

2. The fair market value of the Bancorp stock to be received by the exchanging Sun Capital shareholders will be approximately equal to the fair market value of the Sun Capital shares surrendered in the Merger.

3. Bancorp has no plan or intention to merge Sun Capital Bank with any other corporate entity.

4. Sun Capital Bank has no plan or intention to issue additional shares that would result in Bancorp losing control of Sun Capital Bank within the meaning of Section 368(c) of the Code.(1)

5. Bancorp has no plan or intention to reacquire the shares issued to the shareholders of Sun Capital in the Merger.

6.  Sun Capital will be a solvent entity on the date of the Merger.

7. Neither Sun Capital nor Bancorp will satisfy personal expenses of Sun Capital shareholders, if any, incurred in connection with the Merger.

8. Immediately after the Merger, former shareholders of Sun Capital will not own, directly or indirectly within the meaning of Section 318, 50 percent of the value of Bancorp or 50 percent of the voting power of all classes of Bancorp voting shares.

9. Either Sun Capital or Bancorp is not an "investment company" within the meaning of Section 368(a)(2)(F)(iii) and (a)(2)(F)(iv) (i.e., a regulated investment company, a real estate investment trust, or a corporation 50 percent or more of the value of whose assets (excluding cash and cash equivalents) are stock and securities and 80 percent or more of whose total assets are assets held for investment).

10. Management of Sun Capital and Bancorp each have no knowledge of any plan or intention on the part of those Sun Capital exchanging shareholders holding a majority of Sun Capital stock to sell or otherwise dispose of the Bancorp shares which they will receive in the Merger.

11. Sun Capital Bank will continue its historic business subsequent to the Merger.

12. Any cash paid by Bancorp in lieu of fractional shares will represent a mere mechanical rounding-off of fractions and will not represent separately bargained-for consideration.

ISSUE CONSIDERED

I. Whether the merger of Sun Capital with and into Bancorp whereupon the non-dissenting Sun Capital shareholders will receive Bancorp common stock in exchange for all of their Sun Capital shares constitutes a tax-free "reorganization" within the meaning of Section 368.

CONCLUSIONS

I. (1) Provided that the merger of Sun Capital with and into Bancorp qualifies as a statutory merger under applicable state law, the proposed transaction will be treated as a "reorganization" within the meaning of
    Section 368(a)(1)(A). Sun Capital and Bancorp will each be "a party to a reorganization" within the meaning of Section 368(b). Accordingly, no gain or loss will be recognized to Bancorp or Sun Capital in connection with the Merger. Section 361; Section 1032.

    (2) No gain or loss will be recognized by the exchanging Sun Capital shareholders upon their exchange of Sun Capital shares for Bancorp shares. Section 354. Exchanging Sun Capital shareholders will have a basis in their Bancorp shares to be received which is the same as the basis in their Sun Capital shares surrendered in exchange therefor (reduced by any amount of basis allocable to a fractional share interest for which cash is received). Section 358.

    (3) Any Sun Capital shareholder who receives cash in lieu of fractional shares of Bancorp will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then redeemed by Bancorp in accordance with Rev.Rul. 66-365, 1966-2 C.B. 116. These cash payments will, therefore, be treated as a distribution in redemption of stock subject to the rules of Section 302. Ordinarily, any amount so received will be treated as in full payment for the Bancorp shares deemed received.

DISCUSSION

There should be little doubt as to the tax-free nature of the merger of Sun Capital with and into Bancorp insofar as the statutory merger represents the classic business combination which, precisely because it is undertaken in accordance with rules governing mergers under state law, is granted tax-free reorganization treatment under Section 368(a)(1)(A). Admittedly, even with a reorganization governed by Section 368(a)(1)(A), like most reorganizations described in Section 368, attention must be paid to the judicial and regulatory requirements associated with reorganizations which seek non-recognition treatment. These are:

    (i)   having a valid corporate business purpose for the Merger

    (ii)  maintaining the requisite continuity of business enterprise; and

    (iii) maintaining continuity of shareholder interest.

There is a corporate business purpose for the Merger. A desire to achieve business synergies, for example, as in the instant case, should meet the requirement reflected in Regs. Section 1.368-1(b) that the reorganization provisions of the Code are intended to cover exchanges incident to readjustments of corporate structures as are required by business needs and which effect only a readjustment of continuing interest in property under modified forms. In accordance with Regs. Section 1.368-1(d)(2), continuity of business enterprise is not an issue here insofar as the business of Sun Capital (viz., that of a bank holding company) will be continued in a relatively unchanged manner.

As for the continuity of interest test, Regs. Section 1.368-1(b) states that requisite to a reorganization under the Code is a continuity of interest on the part of those persons who, directly or indirectly, were the owners of the enterprise prior to the reorganization.

In the instant case, the management of Sun Capital and Bancorp have no knowledge of any plan or intention on the part of those exchanging Sun Capital shareholders who own a majority of the Sun Capital stock to sell or otherwise dispose of the Bancorp shares to be received in the Merger. This is similar to the standard used by the Service in the context of its administrative practice to determine if the continuity of interest requirement will be met. See e.g., Rev. Proc. 87-64, 1987-1 C.B. 828. Assuming that those holding a majority interest in Sun Capital have no such plan or intention to dispose of their Bancorp shares, the "continuity of interest" requirement will be met. See e.g., McDonald's of Zion v. Commissioner, 688 F.2d 520 (7th Cir. 1982), rev'g 76 T.C. 972 (1981); Heintz v. Commissioner, 25 T.C. 132 (1955); Estate of Elizabeth Christian v. Commissioner, 57 T.C.M. 1231 (1989). Even if as many as 62 percent of the Bancorp shares received in the exchange are disposed of pursuant to a prearranged plan, the remaining shares retained should provide sufficient continuity for tax-free reorganization treatment. John A. Nelson Co. v. Helvering, 296 U.S. 374 (1935).

Accordingly, there are no other impediments to tax-free treatment here.

No assurances are or can be given that the Service will agree with the foregoing conclusions in whole or in part although it is our opinion that they should. While this opinion represents our considered judgment as to the proper tax treatment to the parties concerned based upon the law as it exists at the time the transaction is consummated and the facts as they were presented to us, it is not binding on the Service or the courts. In the event of any change to the applicable law or relevant facts, we would, of necessity, need to reconsider our views.

This opinion is for the sole benefit of Sun Capital and may not be relied upon by any other person. Furthermore, this opinion may not be referenced by any person other than Sun Capital without our express written consent.

Should you wish any further assistance in connection with this or any other matter, we will be happy to provide it.

Very truly yours,

Simpson & Company